









Second Quarter 2011
Earnings Release and Supplemental Information

Home Properties

The Commons at Haynes Farm
Shrewsbury, MA

Waterview Apartments
West Chester, PA



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
SECOND QUARTER 2011
TABLE OF CONTENTS

2Q 2011 Supplemental Reports   **Page**

1. Earnings Release   1-8

2. Owned Community Results, Quarterly and Year-to-Date   9-12

3. Physical Occupancy Comparison by Region   13

4. Net Operating Results   14

5. New Lease and Renewal Lease Rents vs. Expiring Lease Rents   15

6. Resident Statistics   16

7. Net Operating Income Detail and Seasonality Factor for NAV Calculation   17

8. Operating Expense Detail   18

9. Discontinued Operations   19

10. Summary of Recent Acquisitions   20

11. Summary of Recent Sales   21

12. Breakdown of Owned Units by Market   22

13. Debt Summary Schedule   23-25

14. Recurring Capital Expenditure and Adjusted NOI Summary   26-28

15. Development Communities   29

16. 2011 Earnings Guidance   30



FOR IMMEDIATE RELEASE

Home Properties Reports Second Quarter 2011 Results
FFO Per Share Exceeds Wall Street's Mean Estimate by 1 Cent

ROCHESTER, N.Y., August 4, 2011 – Home Properties (NYSE:HME) today released financial results for the second quarter ended June 30, 2011. All results are reported on a diluted basis.

"Operating performance remained strong in the second quarter, resulting in same-store net operating income growth for the 2011 first half of 7.5%," said Home Properties' President and CEO Edward J. Pettinella. "Our Mid-Atlantic asset focus, the financial performance of recently acquired properties and our continued emphasis on maximizing operating efficiencies are strengthening our performance as multifamily fundamentals improve."

Earnings per share ("EPS") for the quarter ended June 30, 2011 was $0.20, compared to $0.14 for the quarter ended June 30, 2010. The $0.06 increase in EPS is primarily attributable to a $3.4 million increase in income from continuing operations. EPS for the six months ended June 30, 2011 was $0.39, compared to $0.21 for the six months ended June 30, 2010. The $0.18 increase in EPS was due to an $8.8 million increase in income from continuing operations. Increased income from continuing operations is attributed to both the properties owned throughout 2010 and 2011 (the "Core" properties) and those acquired/developed subsequent to January 1, 2010 (the "Acquisition" properties).

For the quarter ended June 30, 2011, Funds From Operations ("FFO") was $44.6 million, or $0.87 per share, compared to $37.0 million, or $0.76 per share, for the quarter ended June 30, 2010, which equates to a 14.1% increase on a per-share basis. Second quarter 2011 FFO of $0.87 per share was $0.01 above the analysts' mean estimate, as reported by Thomson, and $0.03 above the midpoint of the guidance range provided by management. FFO for the six months ended June 30, 2011 was $1.73 per share, compared to $1.47 per share in the year-ago period. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2011, same-property comparisons (for 104 Core properties containing 35,801 apartment units owned since January 1, 2010) reflected an increase in total revenues of 4.0% compared to the same quarter a year ago. Net operating income ("NOI") increased by 6.3% from the second quarter of 2010. Property level operating expenses increased by 0.5% compared to the prior year quarter, primarily due to increases in natural gas heating costs, water & sewer, repairs & maintenance and real estate taxes, which were partially offset by a decrease in property insurance expense.

Average physical occupancy for the Core properties was 95.6% during the second quarter of 2011, up from 95.5% during the second quarter of 2010. Average monthly rental rates of $1,165 represent a 3.2% increase compared to the year-ago period.

On a sequential basis, compared to the 2011 first quarter results for the Core properties, rental income (excluding utility recovery) increased 1.6% in the second quarter of 2011, total revenues decreased 1.0%, expenses were down 8.7% and NOI increased 4.5%. Average physical occupancy increased 0.3% to 95.6%. The total revenue decrease in the second quarter compared to the first quarter was due to the typical seasonality from lower heating cost reimbursements. The expense decrease between the first and second quarters represented seasonality from lower natural gas and snow removal costs.

Physical occupancy for the 3,390 apartment units acquired/developed between January 1, 2010 and June 30, 2011 averaged 93.0% during the second quarter of 2011, at average monthly rents of $1,289.

Year-to-Date Operating Results

For the six months ended June 30, 2011, same-property comparisons for the Core properties reflected an increase in total revenues of 3.6% and a decrease in total expenses of 1.8%, resulting in a 7.5% increase in NOI compared to the first six months of 2010. Property level operating expenses decreased primarily due to lower electricity, property insurance and snow removal costs.

Average physical occupancy for the Core properties was 95.5% during the first six months of 2011, up from 95.2% a year ago, with average monthly rental rates of $1,158, an increase of 2.7% over the prior year.

Acquisitions/Dispositions

As previously reported, on April 19, 2011, the Company acquired Hunters Glen, a 108-unit apartment community located in Frederick, Maryland for $7.0 million. Acquisition costs of $89,000 were included in other expenses in the second quarter of 2011.

Also as previously reported, subsequent to the end of the second quarter, the Company acquired two apartment communities with a total of 505 units in the Philadelphia and Boston regions for a combined $65.1 million paid in cash using proceeds from the At-The-Market (ATM) equity offering program. Acquisition costs of approximately $0.4 million will be included in other expenses in the 2011 third quarter.

Year-to-date, the Company has acquired a total of three communities with 613 units for a combined purchase price of $72.1 million.

There were no dispositions of apartment communities during the first half of 2011.

Development

Construction of Phase Two of The Courts at Huntington Station, comprised of 219 units, was completed in the second quarter of 2011 and move-ins began in mid-May. Currently, 40.6% of the units are leased. Stabilized occupancy is expected to occur within a year.

Construction of The Apartments at Cobblestone Square, located in Fredericksburg, Virginia has commenced. The 314-unit, class-A community is estimated to be completed in 2012.

Capital Markets Activities

As of June 30, 2011, the Company's ratio of debt-to-total market capitalization was 44.4% (based on a June 30, 2011 stock price of $60.88 to determine equity value), with no outstanding balance on its $175 million revolving credit facility and $32 million of unrestricted cash on hand. Total debt of $2.5 billion was outstanding, at rates of interest averaging 5.2% and with staggered maturities averaging seven years. Approximately 92% of total indebtedness is at fixed rates. Interest coverage for the quarter averaged 2.4 times and the fixed charge ratio averaged 2.3 times.

The Company has an At-The-Market equity offering program through which it may sell up to 3.6 million common shares. During the second quarter, 1,485,707 shares were issued at an average price of $60.65 generating net proceeds of $88.3 million. Pending trades at the end of June included an additional 35,000 shares issued at an average price of $60.15 generating net proceeds of $2.1 million. Year-to-date, 2,361,707 shares have been issued at an average price of $59.17 generating gross proceeds of $139.7 million and net proceeds of $136.9 million. There are 1,238,293 million common shares remaining under this program.

Outlook

Based on higher second quarter 2011 results than expected and higher results expected for the balance of the year, the Company has increased the midpoint of its prior FFO guidance by eight cents to $3.51 and the range of FFO per share to $3.47 to $3.55 from $3.37 to $3.49. This guidance range reflects management's current assessment of economic and market conditions. Guidance for Operating FFO, which excludes expensing of acquisition costs, is four cents higher with a midpoint of $3.55.

The quarterly breakdown for the balance of 2011 guidance on FFO per share results is as follows: Third quarter $0.84 to $0.88; fourth quarter $0.90 to $0.94.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.62 per share for the quarter ended June 30, 2011. The dividend is payable on August 26, 2011 to shareholders of record on August 16, 2011 and is equivalent to an annualized rate of $2.48 per share. The current annual dividend represents a 3.9% yield based on the August 2 closing price of $62.83. Home Properties' common stock will begin trading ex-dividend on August 12, 2011.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section, e-mail or facsimile upon request.

Second Quarter 2011 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. To listen to the call, please dial 800-913-1647 (International 212-231-2900). An audio replay of the call will be available through August 11, 2011, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21510467.   The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com.

Third Quarter 2011 Conference/Event Schedule

Home Properties is scheduled to participate in the Bank of America Merrill Lynch 2011 Global Real Estate Conference at the Westin New York at Times Square September 7-8 and the BMO Capital Markets 6th Annual North American Real Estate Conference September 21-22 at The Peninsula Hotel in Chicago. The audio presentation and related materials will be available at homeproperties.com in the "Investors" section.

Third Quarter 2011 Earnings Release and Conference Call

The third quarter financial results are scheduled to be released after the stock market closes on Thursday, November 3, 2011. A conference call, which will be simultaneously webcast, is scheduled for Friday, November 4, 2011 at 11:00 AM ET and is accessible following the above instructions for the second quarter earnings conference call. The passcode for the third quarter audio replay will be 21510468.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. Currently, Home Properties owns and operates 118 communities containing 39,696 apartment units. For more information, visit Home Properties' website at homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Second Quarter:

	Avg. Physical Occupancy[(a)]		2Q 2011 Average Monthly Rent/ Occ Unit	2Q 2011 vs. 2Q 2010 % Growth			
	2Q 2011	2Q 2010		Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[(b)]	95.6%	95.5%	$1,165	3.2%	4.0%	0.5%	6.3%
Acquisition Properties[(c)]	93.0%	NA	$1,289	NA	NA	NA	NA
TOTAL PORTFOLIO	95.4%	NA	$1,174	NA	NA	NA	NA

Year-To-Date:

	Avg. Physical Occupancy[(a)]		YTD 2011 Average Monthly Rent / Occ Unit	YTD 2011 vs. YTD 2010 % Growth			
	YTD 2011	YTD 2010		Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[(b)]	95.5%	95.2%	$1,158	2.7%	3.6%	(1.8%)	7.5%
Acquisition Properties[(c)]	93.5%	NA	$1,280	NA	NA	NA	NA
TOTAL PORTFOLIO	95.3%	NA	$1,167	NA	NA	NA	NA

[(a)] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[(b)] Core Properties consist of 104 properties with 35,801 apartment units owned throughout 2010 and 2011.

[(c)] Acquisition Properties consist of 12 properties with 3,390 apartment units acquired/developed subsequent to January 1, 2010.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2011	**2010**	**2011**	**2010**
Rental income	$129,764	$115,570	$257,185	$228,769
Property other income	10,906	9,346	24,830	21,956
Other income	17	30	70	88
Total revenues	140,687	124,946	282,085	250,813
Operating and maintenance	53,721	49,729	112,000	105,756
General and administrative	8,826	7,111	15,062	12,668
Interest	32,800	29,669	65,831	59,854
Depreciation and amortization	34,735	30,685	69,214	60,798
Other expenses	99	622	109	623
Total expenses	130,181	117,816	262,216	239,699
Income from continuing operations	10,506	7,130	19,869	11,114
Discontinued operations				
Income (loss) from discontinued operations	-	(349)	-	(811)
Gain (loss) on disposition of property	-	(2)	-	(13)
Discontinued operations	-	(351)	-	(824)
Net income	10,506	6,779	19,869	10,290
Net income attributable to noncontrolling interest	(2,311)	(1,611)	(4,450)	(2,485)
Net income attributable to common stockholders	$ 8,195	$ 5,168	$ 15,419	$ 7,805
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income available to common stockholders	$ 8,195	$ 5,168	$ 15,419	$ 7,805
Real property depreciation and amortization	34,053	30,245	67,867	59,968
Noncontrolling interest	2,311	1,611	4,450	2,485
(Gain) loss on disposition of property	-	2	-	13
FFO - basic and diluted [(1)]	$ 44,559	$ 37,026	$ 87,736	$ 70,271

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2011	**2010**	**2011**	**2010**
FFO – basic and diluted	$ 44,559	$ 37,026	$ 87,736	$ 70,271
FFO – basic and diluted	$ 44,559	$ 37,026	$ 87,736	$ 70,271
Acquisition costs of closed deals included in other expenses	99	599	109	599
Operating FFO [(2)]	$ 44,658	$ 37,625	$ 87,845	$ 70,870
FFO – basic and diluted	$ 44,559	$ 37,026	$ 87,736	$ 70,271
Recurring non-revenue generating capital expenses	(7,803)	(7,284)	(15,576)	(14,448)
Addback of non-cash interest expense	548	518	1,086	1,026
AFFO [(3)]	$ 37,304	$ 30,260	$ 73,246	$ 56,849
Operating FFO	$ 44,658	$ 37,625	$ 87,845	$ 70,870
Recurring non-revenue generating capital expenses	(7,803)	(7,284)	(15,576)	(14,448)
Addback of non-cash interest expense	548	518	1,086	1,026
Operating AFFO [(2) (3)]	$ 37,403	$ 30,859	$ 73,355	$ 57,448
Weighted average shares/units outstanding:				
Shares – basic	39,479.2	36,795.3	38,742.9	35,894.1
Shares – diluted	40,230.4	37,247.2	39,407.5	36,304.3
Shares/units – basic [(4)]	50,635.5	48,283.2	49,964.9	47,450.3
Shares/units – diluted [(4)]	51,386.7	48,735.0	50,629.5	47,860.5
Per share/unit:				
Net income – basic	$0.21	$0.14	$0.40	$0.22
Net income – diluted	$0.20	$0.14	$0.39	$0.21
FFO – basic	$0.88	$0.77	$1.76	$1.48
FFO – diluted	$0.87	$0.76	$1.73	$1.47
Operating FFO [(2)]	$0.87	$0.77	$1.74	$1.48
AFFO [(3)]	$0.73	$0.62	$1.45	$1.19
Operating AFFO [(2) (3)]	$0.73	$0.63	$1.45	$1.20
Common Dividend paid	$0.62	$0.58	$1.24	$1.16

[(2)] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of acquisition costs on closed deals.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 per apartment unit in 2011 and 2010. Non-cash interest expense of the exchangeable senior notes in accordance with ASC 470-20 (formerly APB14-1) has been added back for 2011 and 2010. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2011	December 31, 2010
Land	$ 608,265	$ 589,359
Construction in progress	94,906	119,992
Buildings, improvements and equipment	3,745,650	3,668,379
	4,448,821	4,377,730
Accumulated depreciation	(909,952)	(841,801)
Real estate, net	3,538,869	3,535,929
Cash and cash equivalents	32,463	10,782
Cash in escrows	37,475	34,070
Accounts receivable	12,862	12,540
Prepaid expenses	12,291	17,662
Deferred charges	13,541	15,079
Other assets	11,195	8,641
Total assets	$3,658,696	$3,634,703
Mortgage notes payable	$2,395,783	$2,424,214
Exchangeable senior notes	139,305	138,218
Line of credit	-	56,500
Accounts payable	18,280	20,935
Accrued interest payable	11,202	11,389
Accrued expenses and other liabilities	27,223	28,730
Security deposits	19,602	19,583
Total liabilities	2,611,395	2,699,569
Common stockholders' equity	824,259	720,893
Noncontrolling interest	223,042	214,241
Total equity	1,047,301	935,134
Total liabilities and equity	$3,658,696	$3,634,703
Total shares/units outstanding:		
Common stock	40,927.4	37,949.2
Operating partnership units	11,096.0	11,305.3
	52,023.4	49,254.5

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

OWNED COMMUNITY RESULTS

SECOND QUARTER 2011

	# of Units	Date Acquired	2Q '11 Rent/Mo.	2Q '11 Occup.	2Q '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '11 % Co. NOI
						2Q '11 versus 2Q '10 % Growth				
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,257	94.5%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$ 1,097	95.1%	95.2%	4.6%	4.1%	(2.2%)	7.6%	
Canterbury Apartments	618	7/16/1999	$ 967	94.4%	95.6%	2.7%	2.2%	2.7%	2.0%	
Charleston Place	858	9/30/2010	$ 1,118	96.1%	n/a	n/a	n/a	n/a	n/a	
Country Village	344	4/30/1998	$ 980	97.3%	97.1%	7.1%	7.1%	0.5%	11.4%	
Dunfield Townhomes	312	11/1/2007	$ 1,145	95.8%	93.3%	2.6%	5.0%	(11.3%)	15.1%	
Falcon Crest	396	7/16/1999	$ 991	96.8%	92.0%	1.6%	9.3%	5.3%	11.4%	
Fox Hall Apartments	720	3/29/2007	$ 864	92.6%	91.7%	5.0%	8.9%	0.2%	15.9%	
Gateway Village	132	7/16/1999	$ 1,321	94.9%	97.6%	2.7%	0.4%	10.5%	(4.4%)	
Heritage Woods	164	10/4/2006	$ 1,111	97.9%	97.7%	5.8%	7.0%	1.7%	10.1%	
Middlebrooke Apartments	208	4/1/2010	$ 925	94.2%	90.4%	7.0%	15.4%	8.3%	20.6%	
Mill Towne Village Apts	384	5/31/2001	$ 901	93.1%	94.6%	3.2%	3.8%	1.9%	4.9%	
Morningside Heights	1,050	4/30/1998	$ 887	93.6%	92.7%	2.9%	6.1%	0.5%	9.0%	
Owings Run	504	7/16/1999	$ 1,231	96.4%	96.2%	3.7%	3.4%	0.4%	4.8%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,203	96.3%	97.0%	4.3%	2.5%	4.2%	1.5%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,020	93.9%	94.4%	3.7%	4.1%	2.6%	5.1%	
Selford Townhomes	102	7/16/1999	$ 1,354	95.9%	96.2%	4.2%	3.9%	5.0%	3.4%	
The Coves at Chesapeake	469	11/20/2006	$ 1,225	92.6%	93.3%	3.1%	3.2%	15.5%	(2.8%)	
The Greens at Columbia	168	7/29/2010	$ 1,350	96.7%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 922	98.7%	99.6%	0.9%	(1.0%)	5.7%	(4.4%)	
Top Field	156	10/4/2006	$ 1,253	97.0%	97.1%	6.2%	6.7%	9.9%	5.1%	
Village Square Townhomes	370	7/16/1999	$ 1,156	97.8%	94.0%	3.5%	7.8%	0.6%	11.3%	
Westbrooke Apartments	110	4/1/2010	$ 812	92.4%	89.7%	3.3%	14.7%	16.7%	12.5%	
Woodholme Manor	177	3/31/2001	$ 891	93.0%	94.4%	2.3%	(1.1%)	(3.1%)	0.5%	
Total Baltimore Region	9,440		$ 1,036	95.0%	94.7%	3.6%	4.7%	1.8%	6.4%	22.5%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,530	96.6%	96.9%	2.3%	2.6%	5.7%	1.2%	
Highland House	172	5/31/2006	$ 1,166	97.0%	97.7%	2.6%	0.3%	(9.0%)	7.6%	
Liberty Place	107	6/6/2006	$ 1,441	96.6%	97.9%	3.0%	(1.1%)	(5.2%)	1.4%	
Stone Ends	280	2/12/2003	$ 1,235	96.8%	91.2%	1.8%	5.4%	(6.3%)	12.4%	
The Heights at Marlborough	348	9/7/2006	$ 1,171	95.5%	96.2%	1.4%	2.4%	2.5%	2.2%	
The Meadows at Marlborough	264	9/7/2006	$ 1,129	96.8%	96.7%	2.0%	3.4%	19.8%	(5.7%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,474	96.2%	98.9%	4.5%	3.0%	4.9%	1.8%	
The Village at Marshfield	276	3/17/2004	$ 1,150	96.9%	97.4%	4.3%	2.3%	(0.2%)	3.6%	
Westwoods	35	4/30/2007	$ 1,232	94.9%	96.3%	4.5%	(2.3%)	(17.3%)	12.1%	
Total Boston Region	2,382		$ 1,315	96.5%	96.5%	2.6%	2.5%	2.4%	2.6%	7.0%
Chicago Region										
Blackhawk	371	10/20/2000	$ 866	95.9%	97.0%	3.3%	2.3%	(4.6%)	10.9%	
Courtyards Village	224	8/29/2001	$ 833	97.1%	98.6%	3.6%	1.8%	3.8%	(0.1%)	
Cypress Place	192	12/27/2000	$ 930	97.4%	98.4%	3.0%	3.2%	(0.3%)	6.7%	
Lakeview Townhomes	120	10/18/2010	$ 1,144	95.1%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 863	96.4%	95.6%	0.9%	1.5%	(0.9%)	3.9%	
The New Colonies	672	6/23/1998	$ 750	95.7%	95.3%	3.9%	5.7%	13.7%	(0.2%)	
Total Chicago Region	2,362		$ 832	96.3%	96.3%	2.6%	2.9%	2.2%	3.6%	3.7%
Florida Region										
The Hamptons	668	7/7/2004	$ 974	96.0%	94.0%	(0.5%)	4.8%	(0.3%)	10.6%	
Vinings at Hampton Village	168	7/7/2004	$ 1,097	97.0%	94.4%	(1.1%)	1.0%	4.5%	(2.6%)	
Total Florida Region	836		$ 999	96.2%	94.1%	(0.6%)	4.0%	0.8%	7.4%	1.5%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,246	98.6%	94.5%	3.0%	10.4%	3.0%	17.5%	
Cambridge Village	82	3/1/2002	$ 1,752	98.6%	97.3%	4.0%	6.3%	(7.3%)	18.5%	
Crescent Club Apartments	257	9/30/2010	$ 1,266	97.2%	n/a	n/a	n/a	n/a	n/a	
Devonshire Hills	656	7/16/2001	$ 1,574	96.7%	96.5%	2.1%	2.4%	(2.8%)	5.8%	
Hawthorne Court	434	4/4/2002	$ 1,428	98.1%	97.3%	3.4%	3.1%	3.0%	3.2%	
Heritage Square	80	4/4/2002	$ 1,726	97.3%	97.3%	1.7%	2.6%	(6.2%)	11.1%	
Holiday Square	144	5/31/2002	$ 1,209	97.3%	96.4%	2.6%	3.8%	5.3%	2.8%	
Lake Grove Apartments	368	2/3/1997	$ 1,427	95.3%	96.3%	3.9%	4.7%	(3.2%)	10.2%	
Mid-Island Estates	232	7/1/1997	$ 1,384	98.4%	97.1%	3.1%	4.9%	(10.7%)	18.3%	
Sayville Commons	342	7/15/2005	$ 1,583	97.3%	93.6%	1.8%	6.3%	3.8%	8.1%	
South Bay Manor	61	9/11/2000	$ 1,630	96.4%	98.5%	0.1%	(1.9%)	(4.1%)	(0.0%)	
Southern Meadows	452	6/29/2001	$ 1,399	97.3%	95.9%	3.6%	5.9%	(5.1%)	14.8%	
Westwood Village Apts	242	3/1/2002	$ 2,360	96.1%	96.2%	3.7%	3.7%	0.2%	6.4%	
Woodmont Village Apts	97	3/1/2002	$ 1,321	97.2%	99.3%	2.7%	2.5%	2.4%	2.6%	
Yorkshire Village Apts	40	3/1/2002	$ 1,822	96.7%	98.8%	4.8%	0.2%	5.4%	(5.1%)	
Total Long Island Region	3,647		$ 1,534	97.1%	96.3%	2.9%	4.2%	(1.4%)	8.4%	11.4%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,253	96.9%	97.1%	5.0%	4.8%	(7.4%)	10.7%	
Redbank Village	500	7/7/1998	$ 893	96.3%	96.8%	4.4%	6.6%	2.4%	9.8%	
Total Maine Region	620		$ 963	96.5%	96.9%	4.6%	6.1%	0.3%	10.0%	1.3%

OWNED COMMUNITY RESULTS

SECOND QUARTER 2011

	# of Units	Date Acquired	2Q '11 Rent/Mo.	2Q '11 Occup.	2Q '10 Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	2Q '11 % Co. NOI
						2Q '11 versus 2Q '10 % Growth				
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,186	97.6%	95.6%	5.0%	10.1%	(4.9%)	24.4%	
Chatham Hill Apartments	308	1/30/2004	$ 1,746	95.5%	93.9%	4.5%	8.2%	0.5%	12.1%	
East Hill Gardens	33	7/7/1998	$ 1,551	92.4%	99.2%	3.1%	(3.7%)	1.4%	(6.1%)	
Hackensack Gardens	198	3/1/2005	$ 1,112	98.8%	93.8%	3.4%	11.1%	2.3%	17.9%	
Jacob Ford Village	270	2/15/2007	$ 1,230	96.9%	94.6%	5.9%	12.2%	0.1%	19.5%	
Lakeview	106	7/7/1998	$ 1,376	95.2%	94.7%	1.6%	2.9%	(4.0%)	7.6%	
Northwood Apartments	134	1/30/2004	$ 1,324	96.0%	95.9%	2.6%	3.9%	(13.1%)	18.3%	
Oak Manor	77	7/7/1998	$ 1,768	98.2%	94.6%	1.2%	7.6%	41.5%	(3.1%)	
Pleasant View	1,142	7/7/1998	$ 1,143	95.8%	96.5%	3.0%	3.3%	(0.9%)	5.9%	
Pleasure Bay	270	7/7/1998	$ 1,023	96.0%	96.1%	2.0%	(0.3%)	(0.1%)	(0.5%)	
Royal Gardens Apartments	550	5/28/1997	$ 1,238	96.2%	97.6%	2.1%	0.8%	11.5%	(4.8%)	
Wayne Village	275	7/7/1998	$ 1,393	96.1%	97.4%	1.0%	1.9%	13.2%	(3.0%)	
Windsor Realty	67	7/7/1998	$ 1,276	98.3%	96.7%	9.9%	6.7%	(5.5%)	15.9%	
Total New Jersey Region	3,578		$ 1,260	96.2%	96.0%	3.1%	4.5%	2.1%	5.9%	10.1%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 970	94.3%	95.0%	2.7%	4.3%	(5.9%)	13.9%	
Chesterfield	247	9/23/1997	$ 916	94.7%	95.7%	2.7%	2.9%	(4.6%)	10.5%	
Curren Terrace	318	9/23/1997	$ 859	96.1%	92.6%	1.4%	5.1%	0.5%	9.8%	
Glen Brook	174	7/28/1999	$ 824	92.3%	95.5%	2.3%	(1.3%)	2.2%	(5.9%)	
Glen Manor	174	9/23/1997	$ 810	97.3%	96.0%	3.5%	7.1%	(8.7%)	26.7%	
Golf Club	399	3/15/2000	$ 1,084	95.0%	95.4%	4.5%	5.8%	(3.0%)	11.2%	
Hill Brook Place	274	7/28/1999	$ 895	95.4%	95.7%	4.8%	7.1%	3.3%	11.1%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,248	88.7%	85.6%	9.7%	15.8%	1.1%	30.2%	
Home Properties of Devon	631	3/15/2000	$ 1,129	93.8%	93.7%	4.7%	5.0%	1.4%	7.3%	
New Orleans Park	442	7/28/1999	$ 863	95.2%	95.4%	2.6%	5.7%	3.6%	7.8%	
Racquet Club	466	7/7/1998	$ 1,048	95.3%	96.1%	2.8%	3.4%	(1.9%)	7.3%	
Racquet Club South	103	5/27/1999	$ 897	96.3%	96.7%	2.3%	5.9%	(5.4%)	18.3%	
Ridley Brook	244	7/28/1999	$ 936	94.0%	93.6%	4.1%	8.8%	(0.8%)	19.2%	
Sherry Lake	298	7/23/1998	$ 1,190	97.7%	95.2%	5.0%	7.8%	(3.1%)	14.0%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,119	98.3%	96.9%	1.0%	4.6%	0.0%	7.6%	
The Landings	384	11/25/1996	$ 995	97.0%	97.2%	4.1%	8.5%	6.5%	9.8%	
Trexler Park	250	3/15/2000	$ 1,053	96.3%	96.5%	3.3%	6.3%	5.3%	7.1%	
Trexler Park West	216	8/15/2008	$ 1,280	97.2%	96.6%	4.4%	8.5%	6.2%	9.8%	
William Henry	363	3/15/2000	$ 1,103	94.7%	91.9%	4.3%	1.0%	(17.0%)	15.0%	
Total Philadelphia Region	5,603		$ 1,027	95.0%	94.5%	4.0%	6.0%	(1.0%)	11.5%	12.5%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,725	96.2%	n/a	n/a	n/a	n/a	n/a	
Arbor Park of Alexandria	851	11/16/2000	$ 1,325	88.1%	95.7%	0.5%	(7.0%)	(1.9%)	(10.0%)	
Braddock Lee	255	3/16/1998	$ 1,319	98.6%	98.4%	3.9%	4.4%	2.5%	5.5%	
Cider Mill	864	9/27/2002	$ 1,149	93.9%	95.2%	4.9%	2.4%	(10.1%)	13.0%	
Cinnamon Run	511	12/28/2005	$ 1,233	95.5%	96.1%	2.8%	2.3%	(4.9%)	5.8%	
Courts at Huntington Station	421	Under Construction	$ 1,962	72.6%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,342	97.5%	98.1%	5.6%	6.3%	2.3%	8.9%	
Elmwood Terrace	504	6/30/2000	$ 919	95.1%	93.5%	2.2%	4.7%	1.8%	7.4%	
Falkland Chase	450	9/10/2003	$ 1,396	95.2%	95.0%	4.1%	5.6%	(0.4%)	8.6%	
Hunters Glen	108	4/19/2011	$ 889	95.4%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,231	95.2%	94.8%	3.3%	2.8%	6.6%	1.0%	
Park Shirlington	294	3/16/1998	$ 1,307	98.5%	96.5%	1.7%	4.1%	5.0%	3.6%	
Peppertree Farm	879	12/28/2005	$ 1,205	93.7%	93.0%	2.0%	3.7%	1.2%	5.1%	
Seminary Hill	296	7/1/1999	$ 1,282	99.0%	97.2%	2.9%	5.4%	2.3%	7.8%	
Seminary Towers	544	7/1/1999	$ 1,340	95.6%	96.0%	4.4%	5.0%	1.1%	7.9%	
Tamarron Apartments	132	7/16/1999	$ 1,520	96.1%	95.9%	6.0%	7.1%	(1.9%)	11.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,307	97.9%	96.9%	3.2%	5.0%	(7.6%)	12.3%	
The Courts at Fair Oaks	364	9/30/2010	$ 1,427	96.1%	n/a	n/a	n/a	n/a	n/a	
The Manor - MD	435	8/31/2001	$ 1,274	96.6%	95.6%	2.5%	1.0%	(0.8%)	2.0%	
The Manor - VA	198	2/19/1999	$ 1,020	99.0%	97.8%	3.0%	2.7%	5.3%	0.9%	
The Sycamores	185	12/16/2002	$ 1,358	96.8%	98.2%	5.0%	2.6%	(5.7%)	7.1%	
Village at Potomac Falls	247	8/5/2010	$ 1,265	97.6%	n/a	n/a	n/a	n/a	n/a	
Virginia Village	344	5/31/2001	$ 1,313	99.5%	98.4%	4.5%	6.1%	(2.2%)	11.3%	
West Springfield	244	11/18/2002	$ 1,450	97.9%	97.4%	4.5%	4.7%	10.8%	2.0%	
Westchester West	345	12/30/2008	$ 1,294	92.0%	94.5%	1.9%	0.6%	(0.8%)	1.5%	
Woodleaf Apartments	228	3/19/2004	$ 1,240	93.8%	94.3%	4.0%	4.5%	0.5%	6.6%	
Total Washington, D.C. Region	10,723		$ 1,253	95.0%	95.6%	3.2%	2.6%	(0.1%)	4.2%	30.0%
TOTAL OWNED PORTFOLIO	39,191		$ 1,174	95.4%	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	35,801		$ 1,165	95.6%	95.5%	3.2%	4.0%	0.5%	6.3%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

OWNED COMMUNITY RESULTS

June YTD

	# of Units	Date Acquired	YTD '11 Rent/Mo.	YTD '11 Occup.	YTD '10 Occup.	YTD '11 versus YTD '10 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '11 % Co. NOI
Baltimore Region										
Annapolis Roads	282	6/17/2010	$ 1,244	91.7%	n/a	n/a	n/a	n/a	n/a	
Bonnie Ridge	960	7/1/1999	$ 1,090	94.6%	93.9%	3.8%	4.8%	(8.6%)	13.5%	
Canterbury Apartments	618	7/16/1999	$ 960	94.3%	95.0%	1.7%	2.0%	0.0%	3.3%	
Charleston Place	858	9/30/2010	$ 1,114	96.9%	n/a	n/a	n/a	n/a	n/a	
Country Village	344	4/30/1998	$ 969	97.1%	96.6%	6.0%	6.7%	(4.6%)	15.0%	
Dunfield Townhomes	312	11/1/2007	$ 1,138	95.9%	92.4%	2.5%	7.7%	(14.1%)	23.0%	
Falcon Crest	396	7/16/1999	$ 987	96.0%	92.0%	0.8%	9.0%	(5.8%)	18.4%	
Fox Hall Apartments	720	3/29/2007	$ 858	92.5%	92.7%	5.3%	8.0%	(1.2%)	16.5%	
Gateway Village	132	7/16/1999	$ 1,317	95.8%	97.3%	2.6%	2.3%	4.6%	1.0%	
Heritage Woods	164	10/4/2006	$ 1,101	98.0%	97.2%	5.5%	7.3%	(1.3%)	12.5%	
Middlebrooke Apartments	208	4/1/2010	$ 919	95.2%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 895	93.8%	94.4%	2.8%	3.2%	(6.4%)	10.1%	
Morningside Heights	1,050	4/30/1998	$ 883	93.4%	93.0%	2.6%	4.9%	(6.1%)	11.7%	
Owings Run	504	7/16/1999	$ 1,224	96.2%	96.0%	3.3%	3.7%	(6.0%)	8.7%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,196	95.0%	96.4%	4.3%	2.7%	(3.4%)	6.7%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,014	94.3%	94.4%	2.9%	3.6%	1.2%	5.3%	
Selford Townhomes	102	7/16/1999	$ 1,345	94.1%	95.3%	4.1%	2.0%	(3.9%)	5.0%	
The Coves at Chesapeake	469	11/20/2006	$ 1,221	91.2%	92.6%	3.0%	0.9%	0.4%	1.2%	
The Greens at Columbia	168	7/29/2010	$ 1,342	96.3%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 922	99.0%	99.6%	1.9%	0.2%	(2.5%)	1.8%	
Top Field	156	10/4/2006	$ 1,242	97.8%	96.7%	5.4%	7.4%	(0.8%)	11.8%	
Village Square Townhomes	370	7/16/1999	$ 1,149	96.8%	93.3%	3.0%	7.2%	(4.3%)	13.7%	
Westbrooke Apartments	110	4/1/2010	$ 807	93.0%	n/a	n/a	n/a	n/a	n/a	
Woodholme Manor	177	3/31/2001	$ 888	93.7%	93.2%	2.2%	2.2%	(6.6%)	9.2%	
Total Baltimore Region	9,440		$ 1,030	94.8%	94.3%	3.2%	4.6%	(4.2%)	10.3%	22.7%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,521	95.8%	95.1%	1.3%	2.6%	11.1%	(1.7%)	
Highland House	172	5/31/2006	$ 1,151	96.1%	97.7%	1.8%	0.1%	(2.3%)	2.2%	
Liberty Place	107	6/6/2006	$ 1,432	95.6%	98.3%	2.6%	(2.3%)	5.5%	(7.1%)	
Stone Ends	280	2/12/2003	$ 1,230	95.5%	92.7%	1.4%	3.9%	5.1%	3.2%	
The Heights at Marlborough	348	9/7/2006	$ 1,166	94.6%	95.1%	1.1%	0.5%	0.1%	0.8%	
The Meadows at Marlborough	264	9/7/2006	$ 1,122	96.4%	96.6%	1.5%	1.3%	12.9%	(7.6%)	
The Townhomes of Beverly	204	2/15/2007	$ 1,466	95.9%	98.2%	4.2%	2.3%	10.4%	(2.7%)	
The Village at Marshfield	276	3/17/2004	$ 1,142	96.6%	96.8%	3.4%	4.0%	10.6%	0.2%	
Westwoods	35	4/30/2007	$ 1,218	96.5%	96.4%	4.6%	(0.4%)	5.3%	(5.2%)	
Total Boston Region	2,382		$ 1,307	95.8%	95.8%	1.9%	2.0%	7.5%	(1.4%)	6.5%
Chicago Region										
Blackhawk	371	10/20/2000	$ 859	95.7%	97.0%	2.4%	0.6%	(0.1%)	1.5%	
Courtyards Village	224	8/29/2001	$ 826	97.4%	97.4%	2.8%	2.4%	0.7%	4.1%	
Cypress Place	192	12/27/2000	$ 925	97.7%	97.7%	2.2%	4.8%	(2.0%)	12.8%	
Lakeview Townhomes	120	10/18/2010	$ 1,136	93.9%	n/a	n/a	n/a	n/a	n/a	
The Colony	783	9/1/1999	$ 857	96.7%	95.4%	(0.0%)	2.6%	(0.5%)	5.6%	
The New Colonies	672	6/23/1998	$ 744	95.9%	95.5%	3.3%	4.2%	5.3%	3.2%	
Total Chicago Region	2,362		$ 826	96.5%	96.1%	1.8%	2.9%	1.0%	4.7%	3.7%
Florida Region										
The Hamptons	668	7/7/2004	$ 973	95.1%	93.6%	(1.0%)	2.6%	(2.5%)	8.6%	
Vinings at Hampton Village	168	7/7/2004	$ 1,096	96.8%	94.3%	(1.1%)	2.7%	0.1%	5.6%	
Total Florida Region	836		$ 998	95.5%	93.8%	(1.0%)	2.6%	(1.9%)	7.9%	1.5%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,240	98.3%	94.1%	2.0%	6.1%	3.6%	8.6%	
Cambridge Village	82	3/1/2002	$ 1,743	98.2%	98.0%	3.8%	6.4%	(5.0%)	16.5%	
Crescent Club Apartments	257	9/30/2010	$ 1,258	97.3%	n/a	n/a	n/a	n/a	n/a	
Devonshire Hills	656	7/16/2001	$ 1,564	96.3%	96.8%	1.6%	1.5%	0.2%	2.3%	
Hawthorne Court	434	4/4/2002	$ 1,422	97.5%	96.7%	3.2%	4.6%	3.3%	5.7%	
Heritage Square	80	4/4/2002	$ 1,720	97.4%	97.4%	1.3%	2.3%	(3.9%)	8.0%	
Holiday Square	144	5/31/2002	$ 1,208	96.3%	94.8%	2.3%	4.7%	0.2%	8.5%	
Lake Grove Apartments	368	2/3/1997	$ 1,420	95.4%	95.9%	3.8%	2.9%	(1.5%)	6.1%	
Mid-Island Estates	232	7/1/1997	$ 1,379	97.1%	96.5%	3.0%	4.3%	(13.1%)	20.5%	
Sayville Commons	342	7/15/2005	$ 1,578	96.4%	93.4%	1.7%	6.0%	5.7%	6.3%	
South Bay Manor	61	9/11/2000	$ 1,623	95.1%	98.2%	0.1%	(3.0%)	(0.2%)	(5.5%)	
Southern Meadows	452	6/29/2001	$ 1,396	95.8%	96.1%	3.2%	2.2%	(3.2%)	6.9%	
Westwood Village Apts	242	3/1/2002	$ 2,351	95.8%	95.5%	4.0%	4.2%	0.0%	7.5%	
Woodmont Village Apts	97	3/1/2002	$ 1,317	96.7%	97.5%	2.5%	1.1%	2.3%	0.4%	
Yorkshire Village Apts	40	3/1/2002	$ 1,816	97.8%	98.0%	4.3%	4.0%	7.3%	0.4%	
Total Long Island Region	3,647		$ 1,527	96.5%	96.0%	2.7%	3.4%	(0.3%)	6.3%	11.4%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,238	97.4%	97.7%	4.4%	4.2%	(5.4%)	8.9%	
Redbank Village	500	7/7/1998	$ 883	96.9%	96.7%	3.1%	6.2%	(1.2%)	11.9%	
Total Maine Region	620		$ 952	97.1%	96.9%	3.4%	5.7%	(2.1%)	11.0%	1.3%

OWNED COMMUNITY RESULTS

June YTD	# of Units	Date Acquired	YTD '11 Rent/Mo.	YTD '11 Occup.	YTD '10 Occup.	YTD '11 versus YTD '10 % Growth Rental Rates[1]	Total Revenue	Total Expense	Total NOI	YTD '11 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,176	96.7%	95.7%	5.0%	7.6%	0.3%	14.8%	
Chatham Hill Apartments	308	1/30/2004	$ 1,724	94.8%	90.3%	2.8%	8.5%	0.5%	12.9%	
East Hill Gardens	33	7/7/1998	$ 1,544	92.9%	98.0%	2.0%	(4.4%)	8.5%	(10.7%)	
Hackensack Gardens	198	3/1/2005	$ 1,104	98.4%	94.5%	3.5%	10.3%	2.1%	17.5%	
Jacob Ford Village	270	2/15/2007	$ 1,223	96.1%	94.1%	5.3%	10.7%	(0.3%)	19.2%	
Lakeview	106	7/7/1998	$ 1,365	96.6%	95.6%	0.8%	3.7%	1.2%	5.8%	
Northwood Apartments	134	1/30/2004	$ 1,321	96.7%	96.8%	2.1%	2.8%	(19.2%)	22.8%	
Oak Manor	77	7/7/1998	$ 1,754	95.9%	94.9%	0.1%	3.8%	2.0%	4.8%	
Pleasant View	1,142	7/7/1998	$ 1,140	95.6%	95.7%	2.9%	3.5%	(1.1%)	7.0%	
Pleasure Bay	270	7/7/1998	$ 1,029	94.9%	95.2%	2.7%	(1.0%)	2.3%	(4.2%)	
Royal Gardens Apartments	550	5/28/1997	$ 1,235	95.8%	96.6%	2.0%	1.9%	7.5%	(2.1%)	
Wayne Village	275	7/7/1998	$ 1,390	95.9%	97.4%	1.0%	1.3%	0.4%	1.9%	
Windsor Realty	67	7/7/1998	$ 1,275	96.8%	95.5%	9.7%	2.5%	2.1%	2.8%	
Total New Jersey Region	3,578		$ 1,254	95.8%	95.2%	2.8%	4.2%	0.5%	6.9%	9.7%
Philadelphia Region										
Castle Club	158	3/15/2000	$ 963	94.5%	93.7%	1.5%	4.0%	(6.6%)	14.8%	
Chesterfield	247	9/23/1997	$ 905	95.5%	95.1%	1.9%	4.2%	(5.3%)	14.5%	
Curren Terrace	318	9/23/1997	$ 855	94.7%	93.1%	0.6%	1.7%	(3.4%)	7.6%	
Glen Brook	174	7/28/1999	$ 825	92.4%	95.4%	2.5%	(2.2%)	(0.9%)	(4.3%)	
Glen Manor	174	9/23/1997	$ 807	95.6%	95.8%	3.3%	5.3%	(3.7%)	16.8%	
Golf Club	399	3/15/2000	$ 1,076	94.9%	95.0%	3.6%	5.0%	0.9%	7.8%	
Hill Brook Place	274	7/28/1999	$ 887	95.6%	95.3%	4.1%	10.0%	3.5%	17.5%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,232	92.7%	87.8%	8.4%	16.7%	(1.7%)	34.6%	
Home Properties of Devon	631	3/15/2000	$ 1,117	94.1%	93.5%	4.0%	5.4%	(3.1%)	11.6%	
New Orleans Park	442	7/28/1999	$ 856	95.0%	95.0%	1.7%	5.0%	1.1%	9.5%	
Racquet Club	466	7/7/1998	$ 1,042	95.7%	96.4%	2.0%	3.7%	(0.8%)	7.2%	
Racquet Club South	103	5/27/1999	$ 890	96.6%	95.5%	2.4%	7.3%	(3.1%)	20.4%	
Ridley Brook	244	7/28/1999	$ 927	94.0%	93.8%	2.6%	6.1%	(1.1%)	14.4%	
Sherry Lake	298	7/23/1998	$ 1,183	96.2%	94.7%	4.4%	7.7%	0.9%	11.9%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,116	98.0%	96.9%	0.7%	3.7%	7.1%	1.6%	
The Landings	384	11/25/1996	$ 988	96.8%	96.0%	3.6%	5.7%	4.9%	6.3%	
Trexler Park	250	3/15/2000	$ 1,045	96.5%	92.9%	1.7%	7.1%	3.9%	9.5%	
Trexler Park West	216	8/15/2008	$ 1,268	97.2%	94.9%	3.5%	8.2%	5.1%	10.0%	
William Henry	363	3/15/2000	$ 1,100	94.1%	93.4%	4.6%	2.1%	(5.3%)	9.3%	
Total Philadelphia Region	5,603		$ 1,019	95.1%	94.2%	3.3%	5.7%	(0.7%)	11.3%	12.6%
Washington, D.C. Region										
1200 East West	247	5/11/2010	$ 1,715	95.6%	n/a	n/a	n/a	n/a	n/a	
Arbor Park of Alexandria	851	11/16/2000	$ 1,313	92.1%	95.6%	(0.2%)	(5.5%)	(10.7%)	(2.2%)	
Braddock Lee	255	3/16/1998	$ 1,314	98.2%	97.7%	3.8%	4.2%	(2.3%)	8.7%	
Cider Mill	864	9/27/2002	$ 1,138	94.5%	95.2%	4.0%	2.1%	(9.1%)	12.1%	
Cinnamon Run	511	12/28/2005	$ 1,231	94.8%	95.7%	2.6%	1.7%	(8.0%)	6.8%	
Courts at Huntington Station	421	Under Construction	$ 1,945	76.3%	n/a	n/a	n/a	n/a	n/a	
East Meadow	150	8/1/2000	$ 1,331	98.4%	97.9%	5.0%	4.1%	(4.8%)	10.1%	
Elmwood Terrace	504	6/30/2000	$ 916	95.1%	93.2%	1.7%	5.1%	(0.1%)	10.0%	
Falkland Chase	450	9/10/2003	$ 1,382	94.7%	95.4%	3.5%	4.4%	(4.9%)	9.2%	
Hunters Glen	108	4/19/2011	$ 889	95.4%	n/a	n/a	n/a	n/a	n/a	
Mount Vernon Square	1,387	12/27/2006	$ 1,221	95.8%	94.8%	2.5%	2.7%	(1.9%)	5.3%	
Park Shirlington	294	3/16/1998	$ 1,302	97.6%	96.3%	1.5%	2.3%	(2.4%)	5.6%	
Peppertree Farm	879	12/28/2005	$ 1,201	92.2%	92.7%	1.9%	1.7%	(5.5%)	6.5%	
Seminary Hill	296	7/1/1999	$ 1,281	97.8%	97.5%	2.7%	2.3%	(2.8%)	6.2%	
Seminary Towers	544	7/1/1999	$ 1,331	95.6%	96.0%	4.2%	4.3%	(3.9%)	10.6%	
Tamarron Apartments	132	7/16/1999	$ 1,515	97.1%	96.8%	5.7%	6.0%	(5.0%)	11.7%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,294	98.2%	96.6%	2.1%	5.8%	(8.2%)	13.8%	
The Courts at Fair Oaks	364	9/30/2010	$ 1,420	95.4%	n/a	n/a	n/a	n/a	n/a	
The Manor - MD	435	8/31/2001	$ 1,266	94.3%	96.5%	2.5%	(1.7%)	(6.3%)	1.2%	
The Manor - VA	198	2/19/1999	$ 1,011	98.2%	96.6%	1.9%	2.5%	(6.5%)	10.0%	
The Sycamores	185	12/16/2002	$ 1,349	96.6%	97.6%	3.7%	2.7%	(8.9%)	9.8%	
Village at Potomac Falls	247	8/5/2010	$ 1,267	97.1%	n/a	n/a	n/a	n/a	n/a	
Virginia Village	344	5/31/2001	$ 1,301	98.8%	98.7%	4.1%	4.7%	(6.4%)	12.2%	
West Springfield	244	11/18/2002	$ 1,435	98.2%	97.9%	3.8%	4.0%	(3.2%)	7.7%	
Westchester West	345	12/30/2008	$ 1,288	92.1%	93.0%	2.2%	2.9%	(8.9%)	10.8%	
Woodleaf Apartments	228	3/19/2004	$ 1,232	93.2%	94.5%	3.7%	3.5%	(4.9%)	8.3%	
Total Washington, D.C. Region	10,723		$ 1,244	95.2%	95.5%	2.7%	2.1%	(5.6%)	7.1%	30.6%
TOTAL OWNED PORTFOLIO	**39,191**		**$ 1,167**	**95.3%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**35,801**		**$ 1,158**	**95.5%**	**95.2%**	2.7%	3.6%	(1.8%)	7.5%	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Second Quarter 2011 vs. First Quarter 2011

Region	% Units	2Q '11	1Q '11	Variance
Washington, D.C.	26.1%	95.0%	95.3%	(0.3%)
Baltimore	21.8%	95.0%	94.5%	0.5%
New Jersey, Long Island	19.5%	96.6%	95.6%	1.0%
Philadelphia	15.7%	95.0%	95.2%	(0.2%)
Boston	6.7%	96.5%	95.1%	1.4%
Chicago	6.3%	96.3%	96.7%	(0.4%)
Florida	2.3%	96.2%	94.8%	1.4%
Maine	1.6%	96.5%	97.6%	(1.1%)
Total Core	100.0%	95.6%	95.3%	0.3%

Year over Year Comparison
Second Quarter 2011 vs. Second Quarter 2010

Region	% Units	2Q '11	2Q '10	Variance
Washington, D.C.	26.1%	95.0%	95.6%	(0.6%)
Baltimore	21.8%	95.0%	94.7%	0.3%
New Jersey, Long Island	19.5%	96.6%	96.1%	0.5%
Philadelphia	15.7%	95.0%	94.5%	0.5%
Boston	6.7%	96.5%	96.5%	0.0%
Chicago	6.3%	96.3%	96.3%	0.0%
Florida	2.3%	96.2%	94.1%	2.1%
Maine	1.6%	96.5%	96.9%	(0.4%)
Total Core	100.0%	95.6%	95.5%	0.1%

June vs. Quarter Comparison

Region	% Units	Jun '11	2Q '11	Variance
Washington, D.C.	26.1%	94.7%	95.0%	(0.3%)
Baltimore	21.8%	94.9%	95.0%	(0.1%)
New Jersey, Long Island	19.5%	96.8%	96.6%	0.2%
Philadelphia	15.7%	93.6%	95.0%	(1.4%)
Boston	6.7%	96.7%	96.5%	0.2%
Chicago	6.3%	96.2%	96.3%	(0.1%)
Florida	2.3%	96.0%	96.2%	(0.2%)
Maine	1.6%	95.8%	96.5%	(0.7%)
Total Core	100.0%	95.4%	95.6%	(0.2%)

Net Operating Results - Core Properties

Sequential Results
Second Quarter 2011 vs. First Quarter 2011

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	26.1%	0.9%	(1.5%)	(3.4%)	(0.4%)
Baltimore	21.8%	1.9%	(0.6%)	(5.3%)	2.2%
New Jersey, Long Island	19.5%	2.3%	(0.1%)	(12.6%)	9.9%
Philadelphia	15.7%	1.1%	(5.0%)	(14.9%)	3.5%
Boston	6.7%	3.1%	3.9%	(18.1%)	22.0%
Chicago	6.3%	1.0%	(0.6%)	(1.6%)	0.4%
Florida	2.3%	3.9%	4.8%	3.7%	6.0%
Maine	1.6%	0.0%	0.8%	0.6%	1.0%
Total Core	100.0%	1.6%	(1.0%)	(8.7%)	4.5%

Year Over Year Results
Second Quarter 2011 vs. Second Quarter 2010

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington, D.C.	26.1%	2.5%	2.6%	(0.1%)	4.2%
Baltimore	21.8%	4.4%	4.7%	1.8%	6.4%
New Jersey, Long Island	19.5%	3.5%	4.3%	0.1%	7.2%
Philadelphia	15.7%	4.8%	6.0%	(1.0%)	11.5%
Boston	6.7%	2.8%	2.5%	2.4%	2.6%
Chicago	6.3%	2.6%	2.9%	2.2%	3.6%
Florida	2.3%	2.9%	4.0%	0.8%	7.4%
Maine	1.6%	5.0%	6.1%	0.3%	10.0%
Total Core	100.0%	3.5%	4.0%	0.5%	6.3%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents

Region	2009 4Q New	Renewal	2010 1Q New	Renewal	2010 2Q New	Renewal	2010 3Q New	Renewal	2010 4Q New	Renewal	2011 1Q New	Renewal	2011 2Q New	Renewal
Baltimore	(6.0%)	1.8%	(3.4%)	2.2%	1.0%	3.3%	2.5%	4.1%	1.4%	3.9%	1.8%	3.4%	5.5%	4.2%
Boston	(7.4%)	0.7%	(5.4%)	1.2%	(1.7%)	(1.7%)	2.0%	2.6%	0.4%	3.6%	1.0%	3.4%	5.6%	4.1%
Chicago	(8.0%)	0.2%	(4.7%)	0.8%	(2.7%)	1.1%	(0.7%)	2.4%	0.0%	3.2%	3.7%	4.0%	5.0%	4.6%
Florida	(5.4%)	0.7%	(4.6%)	0.5%	(0.8%)	0.4%	(1.1%)	1.9%	(4.5%)	1.8%	(1.2%)	1.5%	1.8%	2.3%
Maine	(7.4%)	1.5%	(0.7%)	1.0%	1.1%	1.1%	4.2%	2.2%	(0.8%)	3.7%	4.9%	4.5%	12.3%	6.3%
New Jersey, Long Island	(5.0%)	1.8%	(4.1%)	1.6%	0.2%	2.6%	3.4%	3.3%	1.3%	3.0%	0.2%	3.2%	4.7%	3.4%
Philadelphia	(9.0%)	1.0%	(5.0%)	0.6%	0.5%	1.5%	3.7%	3.0%	2.3%	3.4%	4.2%	3.4%	10.0%	5.2%
Washington, D.C.	(6.0%)	2.0%	(4.1%)	1.9%	(0.8%)	2.4%	1.3%	3.5%	1.9%	3.6%	2.5%	4.1%	5.0%	4.7%
Total Core	(6.0%)	1.6%	(4.2%)	1.6%	(0.2%)	2.3%	2.3%	3.4%	1.0%	3.5%	1.9%	3.5%	5.8%	4.2%
Spread [1]		7.6%		5.8%		2.5%		1.1%		2.5%		1.7%		-1.6%

Region	2010 January New	Renewal	2010 February New	Renewal	2010 March New	Renewal	2010 April New	Renewal	2010 May New	Renewal	2010 June New	Renewal
Baltimore	(3.5%)	1.9%	(4.2%)	1.9%	(2.6%)	2.9%	0.1%	3.0%	1.2%	3.6%	1.3%	3.3%
Boston	(5.8%)	1.0%	(6.3%)	1.3%	(3.9%)	1.3%	(1.1%)	1.4%	(1.5%)	1.3%	(1.5%)	1.9%
Chicago	(8.4%)	1.0%	(5.0%)	0.9%	(2.0%)	0.7%	(4.8%)	1.1%	(1.5%)	0.6%	(2.4%)	1.6%
Florida	(7.0%)	0.2%	(4.6%)	0.7%	(2.7%)	0.7%	(3.2%)	0.3%	(1.5%)	0.7%	2.8%	0.7%
Maine	1.5%	1.3%	0.3%	0.7%	(3.3%)	1.3%	0.3%	1.8%	0.1%	0.6%	2.9%	1.4%
New Jersey, Long Island	(4.2%)	1.6%	(4.9%)	1.6%	(3.2%)	1.5%	(3.3%)	2.2%	0.4%	2.9%	3.5%	2.7%
Philadelphia	(6.6%)	0.4%	(5.3%)	0.5%	(2.8%)	0.7%	0.1%	1.1%	0.0%	1.3%	0.9%	1.9%
Washington, D.C.	(5.0%)	2.2%	(4.9%)	1.9%	(2.1%)	1.6%	(2.5%)	1.9%	(0.8%)	2.2%	1.0%	3.1%
Total Core	(5.0%)	1.6%	(4.8%)	1.5%	(2.7%)	1.6%	(1.9%)	2.0%	(0.1%)	2.3%	1.3%	2.6%
Spread [1]		6.6%		6.3%		4.3%		3.9%		2.4%		1.3%

Region	2010 July New	Renewal	2010 August New	Renewal	2010 September New	Renewal	2010 October New	Renewal	2010 November New	Renewal	2010 December New	Renewal
Baltimore	2.2%	3.7%	2.7%	4.3%	3.1%	4.4%	1.9%	4.3%	0.5%	3.7%	1.9%	3.7%
Boston	2.2%	2.3%	3.1%	2.6%	0.2%	2.8%	1.0%	3.2%	(0.3%)	3.7%	0.7%	4.2%
Chicago	(2.4%)	2.5%	(1.0%)	2.5%	2.0%	2.2%	0.8%	1.9%	0.0%	4.0%	(0.9%)	4.5%
Florida	(0.6%)	1.2%	1.8%	2.3%	(5.3%)	2.2%	(3.1%)	1.9%	(6.0%)	1.2%	(4.2%)	2.4%
Maine	7.2%	1.3%	6.6%	2.1%	(1.0%)	3.4%	(1.4%)	4.4%	(1.8%)	4.4%	1.5%	2.6%
New Jersey, Long Island	2.6%	3.1%	4.6%	3.3%	2.9%	3.6%	2.1%	3.1%	0.4%	3.3%	1.3%	3.0%
Philadelphia	2.7%	2.3%	4.8%	3.1%	3.4%	3.6%	2.8%	3.4%	1.2%	3.5%	2.6%	3.2%
Washington, D.C.	(0.3%)	3.3%	2.3%	3.7%	2.0%	3.5%	1.1%	3.4%	2.8%	3.7%	2.2%	3.6%
Total Core	1.4%	3.0%	3.1%	3.5%	2.2%	3.6%	1.4%	3.4%	0.8%	3.5%	0.9%	3.7%
Spread [1]		1.6%		0.4%		1.4%		2.0%		2.8%		2.8%

Region	2011 January New	Renewal	2011 February New	Renewal	2011 March New	Renewal	2011 April New	Renewal	2011 May New	Renewal	2011 June New	Renewal	2011 July New	Renewal
Baltimore	0.0%	3.3%	1.9%	3.4%	3.7%	3.4%	5.2%	3.8%	5.8%	4.4%	5.4%	4.3%	5.0%	4.7%
Boston	0.1%	3.2%	1.1%	3.5%	1.5%	3.6%	4.2%	3.5%	5.3%	3.8%	7.3%	4.4%	5.5%	4.2%
Chicago	2.9%	2.8%	3.4%	3.8%	4.8%	5.0%	6.9%	5.0%	5.0%	4.1%	3.8%	5.0%	4.7%	3.4%
Florida	(0.4%)	1.3%	(2.0%)	1.6%	(0.9%)	2.0%	1.8%	0.9%	1.8%	2.0%	2.6%	3.8%	10.0%	5.2%
Maine	1.7%	3.8%	1.6%	3.9%	9.9%	6.0%	10.1%	5.8%	14.1%	6.0%	12.5%	6.9%	5.6%	4.1%
New Jersey, Long Island	(3.4%)	3.0%	0.1%	3.4%	2.7%	3.1%	2.9%	3.0%	5.0%	3.5%	5.7%	3.6%	5.0%	4.6%
Philadelphia	0.2%	3.7%	4.5%	2.8%	6.9%	3.5%	7.2%	4.1%	11.5%	5.2%	10.7%	5.7%	1.8%	2.3%
Washington, D.C.	1.8%	3.8%	2.9%	4.3%	2.6%	4.4%	3.5%	3.5%	5.2%	4.5%	6.2%	4.9%	12.3%	6.3%
Total Core	(0.0%)	3.3%	2.0%	3.5%	3.3%	3.7%	4.4%	4.0%	6.1%	4.2%	6.6%	4.5%	5.8%	4.2%
Spread [1]		3.4%		1.5%		0.4%		-0.4%		-1.9%		-2.2%		-1.6%

[1] Spread is the difference between the percentage change in rents on renewed leases compared to new leases.

Resident Statistics

Top Six[1] Reasons for Moveouts - Owned Communities

	2Q '11	1Q '11	4Q '10	3Q '10	2Q '10	1Q '10	Year '10	Year '09	Year '08
Eviction/skip	14.8%	20.4%	16.4%	14.3%	14.8%	17.0%	15.6%	14.0%	14.6%
Employment related	13.6%	15.0%	13.3%	13.6%	14.1%	14.8%	13.9%	15.7%	15.2%
Domestic situation	13.1%	6.9%	7.7%	11.3%	12.2%	7.9%	9.8%	8.7%	8.5%
Location convenience/ apartment size	13.0%	12.6%	11.7%	13.3%	13.4%	10.0%	12.1%	10.1%	10.3%
Rent level	10.9%	9.1%	9.9%	10.4%	9.6%	9.9%	10.0%	10.0%	9.5%
Transfer w/in HME	10.6%	11.2%	13.2%	11.2%	10.4%	14.6%	12.3%	12.9%	10.7%
[1] Home purchase was 7th	9.9%	9.5%	10.7%	10.6%	11.5%	11.1%	11.0%	12.3%	12.0%

Traffic - Core

Turnover - Core

	Traffic 2Q '11 vs. 2Q '10	Traffic YTD '11 vs. YTD '10	Signed Leases 2Q '11 vs. 2Q '10	Signed Leases YTD '11 vs. YTD '10	2Q '11	2Q '10	YTD '11	YTD '10
Region								
Baltimore	(1.0%)	1.0%	3.0%	(1.0%)	9.6%	10.2%	17.3%	18.5%
Boston	22.0%	17.0%	(5.0%)	(6.0%)	10.0%	10.1%	16.7%	17.8%
Chicago	(8.0%)	(1.0%)	(13.0%)	(9.0%)	13.1%	12.4%	21.1%	21.4%
Florida	54.0%	46.0%	0.0%	(4.0%)	8.7%	12.1%	22.6%	24.5%
Long Island	4.0%	1.0%	8.0%	7.0%	8.2%	8.6%	15.0%	15.7%
Maine	(6.0%)	(1.0%)	(36.0%)	(21.0%)	15.3%	13.2%	23.1%	23.2%
New Jersey	10.0%	7.0%	(3.0%)	(3.0%)	9.2%	9.6%	16.9%	16.0%
Philadelphia	(14.0%)	(9.0%)	(16.0%)	(10.0%)	12.5%	12.8%	19.2%	20.0%
Washington, D.C.	(1.0%)	4.0%	0.0%	1.0%	9.2%	9.3%	16.5%	16.5%
Total Core	0.0%	3.0%	(4.0%)	(3.0%)	10.1%	10.4%	17.5%	18.1%

Bad Debt as % of Rent and Utility Recovery - Core

2Q '11	2Q '10	YTD '11	YTD '10
1.09%	1.20%	1.10%	1.23%

Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	2Q '11	2Q '10	Qtr Variance	% Variance	YTD '11	YTD '10	YTD Variance	% Variance
Rent	$ 118,296	$ 114,336	$ 3,960	3.5%	$ 234,695	$ 227,521	$ 7,174	3.2%
Utility recovery	4,563	3,767	796	21.1%	12,479	11,451	1,028	9.0%
Rent including recoveries	122,859	118,103	4,756	4.0%	247,174	238,972	8,202	3.4%
Other income	5,653	5,497	156	2.8%	11,091	10,411	680	6.5%
Total income	128,512	123,600	4,912	4.0%	258,265	249,383	8,882	3.6%
Operating & maintenance	(49,082)	(48,846)	(236)	(0.5%)	(102,843)	(104,779)	1,936	1.8%
Core Properties NOI	$ 79,430	$ 74,754	$ 4,676	6.3%	$ 155,422	$ 144,604	$ 10,818	7.5%
Physical Occupancy %	95.6%	95.5%	0.1%		95.5%	95.2%	0.3%	
Weighted Avg Rent per Unit	$ 1,165	$ 1,129	$ 36	3.2%	$ 1,158	$ 1,128	$ 30	2.7%

Acquired Properties [1]

	2Q '11	YTD '11
Rent	$ 10,339	$ 20,431
Utility recovery	156	285
Rent including recoveries	10,495	20,716
Other income	404	758
Total income	10,899	21,474
Operating & maintenance	(4,046)	(8,024)
Acquired Properties NOI	$ 6,853	$ 13,450
Physical Occupancy %	96.0%	95.7%
Weighted Avg Rent per Unit	$ 1,228	$ 1,227

Development Properties [2]

	2Q '11	YTD '11
Rent	$ 1,129	$ 2,059
Utility recovery	13	25
Rent including recoveries	1,142	2,084
Other income	116	191
Total income	1,258	2,276
Operating & maintenance	(592)	(1,133)
Developed Properties NOI	$ 666	$ 1,143
Physical Occupancy %	72.6%	76.3%
Weighted Avg Rent per Unit	$ 1,962	$ 1,942

[1] Acquired Properties includes both acquired and stabilized development properties.

[2] Development Properties consists of one property that is under development and has partial availability of rental units.

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.2%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
 ($ in thousands)

	2Q '11	2Q '10	Qtr Variance	% Variance	YTD '11	YTD '10	YTD Variance	% Variance
Electricity	$ 1,668	$ 1,766	$ (98)	(5.5%)	$ 3,705	$ 3,975	$ (270)	(6.8%)
Gas	2,736	2,199	537	24.4%	10,109	10,044	65	0.6%
Water & sewer	3,975	3,667	308	8.4%	8,069	7,461	608	8.2%
Repairs & maintenance	8,227	7,946	280	3.5%	13,995	13,721	274	2.0%
Personnel expense	11,534	11,700	(166)	(1.4%)	23,590	23,698	(109)	(0.5%)
Advertising	1,009	1,035	(26)	(2.5%)	2,002	2,034	(33)	(1.6%)
Legal & professional	388	312	76	24.4%	764	694	70	10.1%
Office & telephone	1,396	1,441	(46)	(3.2%)	2,797	2,858	(61)	(2.1%)
Property insurance	931	2,033	(1,102)	(54.2%)	2,582	4,992	(2,410)	(48.3%)
Real estate taxes	12,520	11,970	550	4.6%	24,629	24,105	524	2.2%
Snow	21	61	(39)	(65.2%)	1,422	1,954	(532)	(27.2%)
Trash	758	840	(83)	(9.8%)	1,504	1,704	(200)	(11.7%)
Property management G & A	3,919	3,876	43	1.1%	7,675	7,537	138	1.8%
Total Core	$ 49,082	$ 48,846	$ 236	0.5%	$ 102,843	$ 104,779	$ (1,936)	(1.8%)

Discontinued Operations
($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and six months ended June 30, 2011 and 2010:

	2Q '11	2Q '10	YTD '11	YTD '10
Revenues:				
Rental income	$ -	$ 1,069	$ -	$ 2,184
Property other income	-	16	-	36
Total revenues	-	1,085	-	2,220
Expenses:				
Operating and maintenance	-	897	-	1,962
Interest expense	-	258	-	508
Depreciation and amortization	-	279	-	561
Total expenses	-	1,434	-	3,031
Income (loss) from discontinued operations	$ -	$ (349)	$ -	$ (811)

Summary Of Recent Acquisitions
($ in millions, except unit and per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2011 Acquisitions							
Hunters Glen	Baltimore	MD	4/19/2011	108	7.2%	$ 7.0	$ 64,815
Acquired after the close of the 2nd quarter							
Waterview Apartments	Philadelphia	PA	7/14/2011	203	5.7%	$ 24.6	$ 121,182
The Commons at Haynes Farm	Boston	MA	7/15/2011	302	5.9%	40.5	134,106
			Total 2011	**613**	**6.0%**	**$ 72.1**	**$ 117,618**

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2010 Acquisitions							
Middlebrooke Apartments	Baltimore	MD	4/1/2010	208	6.3%	$ 17.4	$ 83,413
Westbrooke Apartments	Baltimore	MD	4/1/2010	110	6.3%	6.3	57,727
Annapolis Roads	Baltimore	MD	6/17/2010	282	6.6%	32.5	115,248
The Greens at Columbia	Baltimore	MD	7/29/2010	168	6.1%	25.6	152,381
Village at Potomac Falls	Suburban D.C.	VA	8/5/2010	247	5.6%	38.5	155,870
Charleston Place	Baltimore	MD	9/30/2010	858	6.2%	103.0	120,047
The Courts at Fair Oaks	Suburban D.C.	VA	9/30/2010	364	5.9%	70.1	192,582
Crescent Club	Long Island	NY	9/30/2010	257	6.2%	31.3	121,595
Lakeview Townhomes	Chicago	IL	10/18/2010	120	6.2%	14.5	120,625
			Total 2010	**2,614**	**6.1%**	**$ 339.1**	**$ 129,734**
		Total 2011 and 2010 Acquisitions		**3,227**	**6.1%**	**$ 411.2**	**$ 127,433**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales
($ in millions, except unit and per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2011 Sales							
			Total 2011	-		$ -	

Community	Market	State	Sale Date	# of Units	CAP Rate [1]	Sales Price	Wtd. Avg. Price Per Unit
2010 Sales							
			Total 2010	-		$ -	
			Total 2011 and 2010 Sales	-		$ -	

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown Of Owned Units By Market

Market	State	As of 12/31/2009	Net Acquired/ Developed in 2010	As of 12/31/2010	12/31/2010 % of Units	Net Acquired/ Developed in 2011	As of 6/30/2011	Current % of Units
Suburban Washington, D.C.	DC/MD/VA	9,333	1,060	10,393	26.74%	330	10,723	27.36%
Baltimore	MD	7,814	1,626	9,440	24.29%	-	9,440	24.09%
Suburban New York City	NY/NJ	6,967	258	7,225	18.59%	-	7,225	18.44%
Philadelphia	PA	5,603	-	5,603	14.42%	-	5,603	14.30%
Boston	MA	2,382	-	2,382	6.13%	-	2,382	6.08%
Chicago	IL	2,242	120	2,362	6.08%	-	2,362	6.03%
Florida	FL	836	-	836	2.15%	-	836	2.13%
Portland	ME	620	-	620	1.60%	-	620	1.57%
Total		**35,797**	**3,064**	**38,861**	**100.0%**	**330**	**39,191**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	06/30/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Lake Grove - 1st		Prudential - Fannie Mae	6.540	23,765,861	12/01/11	0.42
Lake Grove - 2nd		Prudential - Fannie Mae	5.510	10,327,806	12/01/11	0.42
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie Mae	5.490	83,390,520	01/01/12	0.51
Multi-Property Notes Pay		Seller Financing	4.000	83,167	02/01/12	0.59
Timbercroft III - 1st		Capmark - HUD	8.000	106,159	02/01/12	0.59
Castle Club Apartments		NorthMarq - Freddie Mac	7.080	6,135,244	05/01/12	0.84
Gateway Village		Prudential - Fannie Mae	6.885	6,299,152	05/01/12	0.84
The New Colonies		Prudential - Fannie Mae	7.110	17,790,296	06/01/12	0.92
Woodholme Manor		Prudential - Fannie Mae	7.165	3,404,679	07/01/12	1.01
Liberty Place	(1)	CW Capital - Fannie Mae	5.710	5,802,540	11/01/12	1.34
Hackensack Gardens - 1st		JPMorgan Chase - Fannie Mae	5.260	4,330,661	03/01/13	1.67
Hackensack Gardens - 2nd		JPMorgan Chase - Fannie Mae	5.440	4,227,155	03/01/13	1.67
Barrington Gardens		Wachovia - Freddie Mac	4.960	10,899,989	04/01/13	1.76
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	26,400,081	05/01/13	1.84
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,519,695	05/01/13	1.84
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	2.17
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	26,792,897	11/01/13	2.34
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,163,630	11/01/13	2.34
Falkland Chase		Centerline - Fannie Mae	5.480	11,119,023	04/01/14	2.76
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	23,688,274	04/01/14	2.76
Hawthorne Court		Centerline - Fannie Mae	5.270	34,155,629	07/01/14	3.01
The Greens at Columbia	(1)	M&T Realty-Fannie Mae	3.930	9,698,093	08/01/14	3.09
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,301,122	10/01/14	3.26
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	9,708,847	10/01/14	3.26
Westchester West - 1st	(1)	Deutsche Bank Berkshire - Freddie	6.150	26,593,055	03/01/15	3.67
Westchester West - 2nd	(1)	Deutsche Bank Berkshire - Freddie	6.640	7,406,002	03/01/15	3.67
Stratford Greens		Capital One Bank	5.750	30,732,728	07/01/15	4.01
Sayville Commons		M&T Realty - Freddie Mac	5.000	39,352,260	08/01/15	4.09
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	32,688,419	09/01/15	4.18
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	22,587,103	09/02/15	4.18
Charleston Place	(1)	Wells Fargo - Freddie Mac	3.770	19,809,884	09/03/15	4.18
Cypress Place Apartments		Prudential - Fannie Mae	6.555	10,135,217	11/01/15	4.34
Golf Club Apartments		Prudential - Fannie Mae	6.380	32,676,354	11/01/15	4.34
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,456,283	12/01/15	4.42
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	49,612,428	01/01/16	4.51
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,145,322	01/01/16	4.51
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	76,363,298	01/01/16	4.51
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,871,022	01/01/16	4.51
The Hamptons/Vinings at Hamptons		Prudential - Fannie Mae	5.565	50,402,076	02/01/16	4.59
Devonshire - 1st		Wachovia - Fannie Mae	5.600	36,890,265	04/01/16	4.76
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,289,021	04/01/16	4.76
Mid-Island		Prudential - Fannie Mae	5.480	19,310,482	04/01/16	4.76
Owings Run 1 & 2		Prudential - Fannie Mae	5.590	41,802,719	04/01/16	4.76
Country Village		Centerline - Fannie Mae	5.520	18,512,738	06/01/16	4.93
Fox Hall Apartments		Columbia Nat'l - Freddie Mac	5.610	47,000,000	06/01/17	5.93
Mill Towne Village		Prudential - Fannie Mae	5.990	24,239,000	09/01/17	6.18
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	6.35
Village Square 1, 2 & 3		Prudential - Fannie Mae	5.810	39,285,000	12/01/17	6.43
Chatham Hill		M&T Realty - Freddie Mac	5.590	44,145,337	01/01/18	6.51
William Henry Apartments		PNC - Fannie Mae	4.850	28,475,453	01/01/18	6.51
Seminary Towers Apartments		Prudential - Fannie Mae	5.485	53,515,000	07/01/18	7.01
The Manor (MD)		Prudential - Fannie Mae	4.230	46,255,196	11/01/18	7.35
Bonnie Ridge - 1st		Prudential Life	6.600	10,646,358	12/15/18	7.47
Bonnie Ridge - 2nd		Prudential Life	6.160	17,580,585	12/15/18	7.47
Bonnie Ridge - 3rd		Prudential Life	6.070	24,681,043	12/15/18	7.47
Annapolis Roads		Amerisphere - Fannie Mae	5.120	23,851,230	01/01/19	7.51
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,171,541	01/01/19	7.51
The Sycamores		M&T Realty - Freddie Mac	5.710	21,185,394	01/01/19	7.51
Top Field Apartments		M&T Realty - Fannie Mae	4.840	16,523,521	01/01/19	7.51
Westwood Village		M&T Realty - Freddie Mac	5.680	46,420,542	01/01/19	7.51
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,107,031	06/01/19	7.93
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,430,515	06/01/19	7.93
The Brooke at Peachtree		Wells Fargo - Fannie Mae	5.470	12,264,486	07/01/19	8.01
Glen Manor		Prudential - Fannie Mae	5.830	7,875,444	08/01/19	8.09
Ridley Brook		Prudential - Fannie Mae	5.830	13,073,921	08/01/19	8.09
The Courts at Fair Oaks	(1)	CW Capital - Freddie Mac CME	4.500	49,501,034	08/01/19	8.09
Southern Meadows		Red Mortgage - Fannie Mae	5.360	40,553,388	10/01/19	8.26
Elmwood Terrace		M & T Realty - Fannie Mae	5.560	26,612,750	11/01/19	8.35
Lakeview		Greystone - Fannie Mae	5.310	9,039,205	12/01/19	8.43
The Landings		Prudential - Fannie Mae	5.600	26,046,666	01/01/20	8.51
East Meadow Apartments		M&T Realty - Freddie Mac	5.400	14,665,228	05/01/20	8.84
Selford Townhomes		M&T Realty - Freddie Mac	5.400	8,865,927	05/01/20	8.84
South Bay Manor		M&T Realty - Freddie Mac	5.400	6,723,328	05/01/20	8.84
Stone Ends Apts.		M&T Realty - Freddie Mac	5.400	24,972,361	05/01/20	8.84
Tamarron Apartments		M&T Realty - Freddie Mac	5.400	14,673,109	05/01/20	8.84
The Manor (VA)		M&T Realty - Freddie Mac	5.400	13,771,740	05/01/20	8.84

PROPERTY		LENDER	INTEREST RATE	06/30/11 BALANCE	MATURITY DATE	YEARS TO MATURITY
Woodmont Village		M&T Realty - Freddie Mac	5.400	9,936,734	05/01/20	8.84
Trexler Park		Greystone - Fannie Mae	4.340	38,383,291	08/01/20	9.10
New Orleans Park		M & T Realty - Fannie Mae	4.580	23,503,135	11/01/20	9.35
Arbor Park of Alexandria		Prudential - Fannie Mae	4.350	96,752,525	11/01/20	9.35
Racquet Club East		PNC - Fannie Mae	4.740	37,595,760	12/01/20	9.43
Heritage Woods Apts		Greystone - Fannie Mae	5.390	14,420,418	01/01/21	9.52
The Meadows at Marlborough		Prudential - Fannie Mae	5.500	21,056,293	01/01/21	9.52
Home Properties of Devon		M & T Realty - Fannie Mae	4.850	60,400,000	08/01/21	10.10
Pleasant View Gardens		Prudential - Fannie Mae	4.510	95,685,755	11/01/21	10.35
Dunfield Townhomes		Centerline Capital - HUD	5.250	11,682,416	09/01/28	17.19
Highland House	(1)	Arbor Comml - Fannie Mae	6.320	5,833,133	01/01/29	17.52
Westwoods	(1)	Midland Loan Services - HUD	5.940	3,502,760	06/01/34	22.94
WTD AVG - FIXED SECURED			**5.356**	2,191,650,746		**6.03**
VARIABLE RATE SECURED						
Virginia Village Adjusts Monthly - Freddie 30d Ref + 1.99		Wachovia/Wells - Freddie Mac	1.991	29,509,710	07/01/15	4.01
Hill Brook Apts Adjusts Monthly - 30L + 2.85 + .44		M&T Realty - Freddie Mac	3.480	12,711,453	09/01/16	5.18
Wayne Village Adjusts Monthly - 30L + 3.00 + .387		M&T Realty - Freddie Mac	3.577	25,879,504	09/01/16	5.18
Cider Mill Apts Adjusts Monthly - 30L + 2.89 + .31		M&T Realty - Freddie Mac	3.360	62,166,203	01/01/17	5.51
The Heights at Marlborough Adjusts Monthly - 30L + 3.02 + .35		PNC Real Estate	3.560	23,379,915	01/01/17	5.51
Sherry Lake Adjusts Monthly - 30L + 2.67 + .226		M&T Realty - Freddie Mac	3.086	25,790,959	04/01/17	5.76
Falkland Chase Adjusts Weekly - BMA Index + 1.10		Montgomery Cty HOC-Fannie	1.187	24,695,000	10/01/30	19.27
WTD AVG - VARIABLE SECURED			**2.922**	204,132,744		**6.93**
WTD AVG - TOTAL SECURED DEBT			**5.149**	2,395,783,489		**6.11**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			5.750	139,304,629	11/01/26	15.35
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit Adjusts Daily 30 LIBOR + 2.30		M and T Bank et. al.	2.550	0	08/31/13	2.17
TOTAL COMBINED DEBT			**5.182**	**$ 2,535,088,118**		**6.62**
% OF PORTFOLIO - FIXED				**91.9%**		

WTG AVG - TOTAL SECURED DEBT	**5.149**	**6.11**
WTD AVG - TOTAL PORTFOLIO	**5.182**	**6.62**

(1) General ledger balance and rate have been adjusted pursuant to ASC 805-10 (f.k.a FAS 141R) to reflect fair market value of debt.

MATURING MORTGAGE DEBT SCHEDULE

YEAR OF MATURITY	FIXED RATE		VARIABLE RATE		TOTAL DEBT	
	WTD AVG RATE	DEBT	WTD AVG RATE	DEBT	DEBT	% OF TOTAL
2011	6.23	34,093,667			34,093,667	**1.42%**
2012	5.93	123,011,756	-	-	123,011,756	**5.13%**
2013	6.05	192,334,108	-	-	192,334,108	**8.03%**
2014	5.22	101,670,989	-	-	101,670,989	**4.24%**
2015	5.17	232,437,306	1.99	29,509,710	261,947,016	**10.93%**
2016	5.45	308,199,371	3.55	38,590,958	346,790,329	**14.48%**
2017	5.78	157,524,000	3.34	111,337,076	268,861,076	**11.22%**
2018	5.34	225,298,971	-	-	225,298,971	**9.40%**
2019	5.36	288,609,999	-	-	288,609,999	**12.05%**
2020	4.83	315,889,803	-	-	315,889,803	**13.19%**
2021 - 2034	4.88	212,580,775	1.19	24,695,000	237,275,775	**9.90%**
TOTAL	5.36	$ 2,191,650,746	2.922	$ 204,132,744	$ 2,395,783,489	100.00%

Unencumbered Properties

Property	# Units	Market	State
Middlebrooke Apartments	208	Baltimore	MD
Morningside Heights	1,050	Baltimore	MD
The Coves at Chesapeake	469	Baltimore	MD
Westbrooke Apartments	110	Baltimore	MD
Gardencrest	696	Boston	MA
The Townhomes of Beverly	204	Boston	MA
The Village at Marshfield	276	Boston	MA
Blackhawk Apartments	371	Chicago	IL
Courtyards Village	224	Chicago	IL
Lakeview Townhomes	120	Chicago	IL
The Colony	783	Chicago	IL
Bayview & Colonial	160	Long Island	NY
Cambridge Village	82	Long Island	NY
Crescent Club	256	Long Island	NY
Heritage Square	80	Long Island	NY
Holiday Square	144	Long Island	NY
Yorkshire Village	40	Long Island	NY
Liberty Commons	120	Portland	ME
East Hill Gardens	33	Northern NJ	NJ
Jacob Ford Village	270	Northern NJ	NJ
Pleasure Bay	270	Northern NJ	NJ
Windsor Realty	67	Northern NJ	NJ
Chesterfield Apartments	247	Philadelphia	PA
Glen Brook	177	Philadelphia	PA
Racquet Club South	103	Philadelphia	PA
1200 East West Highway	247	Suburban Washington, DC	MD
The Courts at Huntington Station	421	Suburban Washington, DC	MD
Hunter's Glen	108	Suburban Washington, DC	MD
Seminary Hill	296	Suburban Washington, DC	MD
Woodleaf Apartments	228	Suburban Washington, DC	MD
Braddock Lee	255	Suburban Washington, DC	VA
Village at Potomac Falls	247	Suburban Washington, DC	VA

Total Number of Units:	**8,362**
Total Number of Properties:	**32**

Recurring Capital Expenditure Summary

For 2011, the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $800 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, among other items community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements will directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,437	9	$ 160	$ 13	$ 173
Blinds, shades	135	3	45	7	52
Carpets, cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace, air (HVAC)	847	24	35	105	140
Hot water heater	260	7	37	-	37
Interior painting	-	-	-	205	205
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool, exercise facility	130	15	9	54	63
Windows major	1,505	20	75	-	75
Miscellaneous [6]	351	17	21	-	21
Total	$ 8,429		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that on an annual basis $800 per unit is spent on recurring capital expenditures in 2011 and 2010. During the three months ended June 30, 2011 and 2010, approximately $200 per unit was spent on recurring capital expenditures. For the six months ended June 30, 2011 and 2010, approximately $400 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating, capital improvements for the three and six months ended June 30, 2011 as follows:

For the three months ended June 30, 2011

(\$ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non- Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 300	$ 8	$ 300	$ 8
Major building improvements	1,194	31	3,241	84	4,435	115
Roof replacements	435	11	1,131	29	1,566	40
Site improvements	433	11	4,417	115	4,850	126
Apartment upgrades	1,021	27	9,120	237	10,141	264
Appliances	1,605	42	1	-	1,606	42
Carpeting, flooring	2,127	55	691	18	2,818	73
HVAC, mechanicals	693	18	2,497	65	3,190	83
Miscellaneous	193	5	600	16	793	21
Totals	$ 7,701	$ 200	$ 21,998	$ 572	$ 29,699	$ 772

[a] Calculated using the weighted average number of units owned, including 35,801 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 88 for the three months ended June 30, 2011.

For the six months ended June 30, 2011

(\$ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non- Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 412	$ 11	$ 412	$ 11
Major building improvements	2,384	62	5,188	135	7,572	197
Roof replacements	635	17	1,131	29	1,766	46
Site improvements	865	22	5,027	131	5,892	153
Apartment upgrades	2,689	70	13,933	362	16,622	432
Appliances	2,792	73	-	-	2,792	73
Carpeting/Flooring	4,250	110	987	26	5,237	136
HVAC/Mechanicals	1,385	36	3,571	93	4,956	129
Miscellaneous	385	10	1,629	42	2,014	52
Totals	$ 15,385	$ 400	$ 31,878	$ 829	$ 47,263	$ 1,229

[a] Calculated using the weighted average number of units owned, including 35,801 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 44 for for the six months ended June 30, 2011.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 7,160	$ 200	$ 19,325	$ 540	$ 26,485	$ 740
2011 Acquisition Communities	18	200	42	482	60	682
2010 Acquisition Communities	523	200	2,631	1,007	3,154	1,207
Sub-total	7,701	200	21,998	572	29,699	772
Corporate office expenditures [b]	-	-	-	-	500	-
	$ 7,701	$ 200	$ 21,998	$ 572	$ 30,199	$ 772

[a] Calculated using the weighted average number of units owned, including 35,801 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 88 for the three months ended June 30, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

For the six months ended June 30, 2011
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 14,321	$ 400	$ 27,809	$ 777	$ 42,130	$ 1,177
2011 Acquisition Communities	18	400	42	964	60	1,364
2010 Acquisition Communities	1,046	400	4,027	1,541	5,073	1,941
Sub-total	15,385	400	31,878	829	47,263	1,229
Corporate office expenditures [b]	-	-	-	-	1,178	-
	$ 15,385	$ 400	$ 31,878	$ 829	$ 48,441	$ 1,229

[a] Calculated using the weighted average number of units owned, including 35,801 core units, 2010 acquisition units of 2,614, and 2011 acquisition units of 44 for for the six months ended June 30, 2011.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 6/30/2011	Quarter 6/30/2010	Change
Net Operating Income	$ 79,430	$ 74,754	6.3%
Less: Non Recurring Cap Ex @ 6%	$ (1,160)	-	-
Adjusted Net Operating Income	$ 78,270	$ 74,754	4.7%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Pipeline as of June 30, 2011
($ in thousands)

	Property Type		# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred [3]	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:										
Courts at Huntington Station [1]	Podium	Phase One	202					2Q 10	4Q 10	89.6%
Alexandria, VA		Phase Two	219					2Q 11	2Q 11	11.9%
Total Courts at Huntington Station			421	$ 122,000	$ 289.8	$ 120,871	1Q 08	2Q 10	2Q 11	
The Apartments at Cobblestone Square	Garden		314	49,100	156.4	19,518	1Q 11	3Q 11	1H 12	n/a
Fredericksburg, VA										
Total Under Construction			735	$ 171,100	$ 232.8					
Pre-construction:										
Ripley Street	High Rise		379	111,200	293.4	23,513	2H 11	4Q 12	2H 13	n/a
Silver Spring, MD										
Falkland North [2]	High Rise		tbd	tbd	tbd	3,419	tbd	tbd	tbd	n/a
Silver Spring, MD										
Under contract:										
Courts at Spring Mill Station [2]	Donut/Podium		385	78,500	203.9	811	1H 12	tbd	tbd	n/a
Conshohocken, PA										
Entitled Land Parcel [2]	Mid Rise/High Rise		≈ 600	205,000	tbd	4	1Q 14	tbd	tbd	n/a
Fairfax County, VA										
Total						$ 168,137				

[1] Certificates of Occupancy were received in 2Q'11 with all units available for rent; however, costs are still coming in after 6/30/11. All assets have not yet been transferred out of CIP due to ongoing construction costs through substantial completion which is expected in 3Q'11.

[2] Costs incurred are classified as Other Assets at the balance sheet for these projects.

[3] Costs classified as Construction in Progress at the balance sheet date are comprised of:

Courts at Huntington Station, Phase Two	$ 51,875
The Apartments at Cobblestone Square	19,518
Ripley Street	23,513
	$ 94,906

2011 Earnings Guidance	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2011 compared to 2010					
FFO per share - **2011** guidance	$0.864	$0.867	$.84 - $.88	$.90 - $.94	$3.47 - $3.55
Midpoint of guidance	$0.864	$0.867	$0.86	$0.92	$3.51
FFO per share - **2010** actual	$0.707	$0.760	$0.788	$0.845	$3.104
Improvement projected	22.2%	14.1%	9.1%	8.8%	13.1%
2011 compared to 2010 based on "Operating FFO"					
FFO per share - **2011** Operating FFO	$0.864	$0.869	$.87 - $.91	$.91 - $.95	$3.51 - $3.59
Midpoint of guidance	$0.864	$0.869	$0.89	$0.93	$3.55
Operating FFO per share - **2010** actual	$0.707	$0.773	$0.833	$0.846	$3.163
Improvement projected	22.2%	12.5%	6.9%	9.9%	12.2%
Assumptions for midpoint of guidance:					
Same store rental revenue growth	2.8%	3.5%	4.7%	5.2%	4.1%
Same store property other income growth	6.0%	10.3%	1.2%	-3.1%	3.6%
Same store total revenue growth	3.2%	4.0%	4.4%	4.5%	4.0%
Same store expense growth	-3.9%	0.5%	3.0%	3.1%	0.5%
Same store NOI growth	8.8%	6.3%	5.3%	5.4%	6.4%
Assumption for occupancy in guidance:					
Same store **2011** physical occupancy	95.3%	95.6%	95.3%	95.1%	95.3%
Same store **2010** physical occupancy	94.8%	95.5%	95.4%	95.1%	95.2%
Change in occupancy	0.5%	0.1%	-0.1%	0.0%	0.1%

Acquisition level still assumed to be between $200 to $350 million, although it may be in the lower end of the range.

Disposition level closer to $100 million versus orginal guidance of $50 million.